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                              July 1, 2020

       Philip O. Strawbridge
       Senior Vice President, CFO, and Treasurer
       Centrus Energy Corp.
       6901 Rockledge Drive
       Suite 800
       Bethesda, MD 20817

                                                        Re: Centrus Energy
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 17, 2020
                                                            File No. 333-239242

       Dear Mr. Strawbridge:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. It appears that the aggregate market value of the shares of your (Class A) common stock held by non-affiliates
during the 60 days prior to June 17, 2020, did not exceed the $75 million threshold that
General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis
demonstrating your ability to use Form S-3 pursuant to General
                                                        Instruction I.B.1. As
part of your analysis, please discuss whether there are changes to the beneficial share
ownership of your (Class A) common stock as currently reflected in the table at page 23 of the
DEF14A filed April 29, 2020, such as Mr. Subin's beneficial share ownership in light of
the amended Schedule 13D which he filed on June 19, 2020.
 Philip O. Strawbridge
Centrus Energy Corp.
July 1, 2020
Page 2



2. Alternatively, if you are making this offering in reliance on General Instruction I.B.6. of
      Form S-3, please make this clear and revise to include on the prospectus cover page the information required by Instruction 7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,
FirstName LastNamePhilip O. Strawbridge
                                                            Division of
Corporation Finance
Comapany NameCentrus Energy Corp.
                                                            Office of Energy &
Transportation
July 1, 2020 Page 2
cc:       C. Brophy Christensen, Esq.
FirstName LastName